

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 2-5-07

07050052

RECD S.E.C.
MAR 2 9 2007
1086

March 19, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2007

Re: General Motors Corporation
Incoming letter February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to General Motors by Marco Bava. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Marco Bava
Via Pacchiotto 95
10145 Torino
Italia

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

40730



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

RECEIVED
2007 FEB -6 PM 3: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposals received from Marco Bava on June 9, 2006 (Exhibits A1 (in Italian) and A2 (our English translation)) and December 29, 2006 (Exhibit B) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders.

General Motors intends to omit the proposal under Rule 14a-8(f)(1), on the grounds that the proponent has submitted more than one proposal and has not provided evidence of stock ownership that complies with Rule 14a-8(b)(2) within the required time.

Mr. Bava's letter dated June 1 appeared to submit a stockholder proposal for the next stockholders' meeting requesting that the stockholders vote on three proposals: that the Chief Executive Officer be dismissed, that the CEO pay damages of at least $3 million to GM, and that an inquiry investigate whether the CEO received incentives from Fiat Auto in connection with the termination of the business relationship between GM and Fiat. Since GM's 2006 Annual Meeting of Stockholders was held on June 6, 2006, we assumed that his letter referred to the 2007 Annual Meeting. Since his letter set forth three proposals and GM's stock transfer agent did not have a record of stockholder ownership by Mr. Bava, we wrote him on June 21, 2006 asking him to provide evidence of stock ownership (including a description of what evidence would acceptable and providing a copy of Rule 14a-8) and requesting that he amend his submission to furnish not more than one proposal (Exhibit C). We have been informed by Federal Express that this letter was received on June 23, 2006. Mr. Bava did not reply to this letter.

On December 29, 2006, General Motors received another letter from Mr. Bava (Exhibit B) dated December 20, 2006, submitting a proposal that the Board of Directors demand that the CEO "make up for" damages of $2 million plus interest from January 1, 2006. It was not clear to us whether Mr. Bava intended to comply with our earlier letter requesting him to revise the submission to include only one proposal, but in that case his response was well after the 14-day deadline established by Rule 14a-8(f)(1). In addition, the evidence of stock ownership enclosed with his letter (Exhibit D) dated September 13, 2006 was untimely and did not provide evidence that he had owned GM stock valued at $2,000 or more for at least a year prior to submitting his proposal.

It appeared possible that Mr. Bava, by sending his letter dated December 20, intended to withdraw his earlier proposal and submit a revised proposal. If that was the case, his enclosed evidence of stock ownership was deficient, so we wrote him on January 3, 2007 to request evidence of stock ownership that complied with the requirements of Rule 14a-8 and providing another copy of the Rule (Exhibit E). We have not received an answer to this letter.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Marco Bava

Recd: 6/9/06

Exhibit A(1)

Torino 01.06.06

Gm Stockholder Service

Why no present nex annual meeting of stockholder of GM corp, my stockholder proposal of:

TORINO 31.12.05

SPETT.STOCKHOLDER GM SERVICE

SEC

Il sottoscritto MARCO BAVA azionista della GM corp, richiede che alla prossima assemblea GM sia

MESSA ALL'ORDINE DAL GIORNO E votata una richiesta di:

1. dimissioni nei confronti di Rick Wagoner senza alcuna indennità;
2. risarcimento danni a GM da Rick Wagoner di ALMENO 3 milioni di $;

per aver concesso 2 milioni di $ alla Fiat senza alcuna motivazione ne' valutazione.

3. un'indagine per stabilire se Rick Wagoner abbia avuto da Fiat incentivi per l'elargizione

   immotivata ne' valutata di 2 MILIONI DI $ da Gm a Fiat stessa.

Infatti

A. il contratto può con Fiat AUTO non prevedeva alcun prezzo di acquisto, e dal momento che la valutazione della Fiat AUTO e' negativa, l'acquisto della stessa avrebbe dovuto prevedere una contropartita A GM DA PARTE DI FIAT, COME AVVENNE CON PER ROVER da parte della BMW.
B. A causa dell'ingente ed arbitrario risarcimento danni elargito da Rick Wagoner la Gm ha dovuto procedere al:
   a) LICENZIAMENTO DI 30.000 DIPENDENTI ED ALLA CHIUSURA DI 9 STABILIMENTI PRODUTTIVI NEL NORD AMERICA, CON UNA RIDUZIONE DELLA CAPACITA' PRODUTTIVA DI 1 MLN DI UNITA, PER RECUPERARE 1MLD USD.
   b) ALLA cessione della quota del 20% di Fuji Heavy-Subaru che e' stata acquisita per l'8,7% dalla Toyota che ha i incaricato Subaru di produrre con il suo marchio 100.000 vetture l'anno nello stabilimento di Lafayette, nell'Indiana
   La Casa giapponese potrebbe conquistare il primo posto in classifica già entro il prossimo anno. Nella peggiore delle ipotesi, comunque, dovrà attendere al massimo il 2007 o il 2008, quando alle centomila unità di Lafayette si aggiungeranno 200.000 veicoli commerciali assemblati nel nuovo impianto di San Antonio (Texas) e altri 100.000 quando inizierà l'assembaggio della "RAV4" in Canada.

L'elargizione fatta a Fiat da parte di Rick Wagoner ha portato la stessa a superare , per la prima volta,la General Motors in termini di capitalizzazione di Borsa: la Fiat , secondo il Financial Times, vale 10,7 miliardi di euro (pari a 12,87 miliardi di dollari) contro i 12,67 miliardi della GM.

QUINDI Rick Wagoner ha portato la GM sull'orlo del fallimento avvantaggiando Fiat.
Per queste ragioni chiedo che l'assemblea voti :

1. le dimissioni nei confronti di Rick Wagoner senza alcuna indennità;
2. il risarcimento danni a GM da parte di Rick Wagoner di ALMENO 3 milioni di $;
3. un'indagine per stabilire se Rick Wagoner abbia avuto da Fiat incentivi per l'elargizione

   immotivata ne' valutata di 2 MILIONI DI $ da Gm a Fiat stessa.

Molte cordialita'.

MARCO BAVA V.PACCHIOTTI 95 10146 TORINO

TEL:+393335660096 2

Turin, 06/01/06

GM Stockholder Service

Why no present nex[t] meeting of stockholder[s] of GM Corp., my stockholder

proposal of: TURIN, 12/31/05

TO: GM STOCKHOLDER SERVICE

SEC

The undersigned, MARCO BAVA, stockholder of GM Corp., requests that at the next GM stockholders' meeting the following motion bé PUT ON THE AGENDA and voted on:

1. that Rick Wagoner be dismissed without any compensation;
2. that Rick Wagoner pay GM damages of AT LEAST 3 million dollars for having given FIAT 2 million dollars without any good reason or evaluation;
3. that an inquiry be held to establish whether Rick Wagoner received incentives from FIAT for the unjustified and unevaluated donation of 2 MILLION DOLLARS made by GM to FIAT.

Reasons:

A. The agreement with FIAT AUTO did not stipulate any purchase price and, given that the valuation of FIAT AUTO was negative, the purchase should have included payment of a consideration TO GM BY FIAT, AS HAPPENED IN THE CASE OF ROVER WITH BMW.
B. Because of the enormous and arbitrary compensation handed over by Rick Wagoner, GM has had to:
   a) LAY OFF 30,000 EMPLOYEES AND CLOSE 9 PRODUCTION PLANTS IN NORTH AMERICA, INVOLVING A REDUCTION IN PRODUCTION CAPACITY OF 1 MILLION UNITS, IN ORDER TO RECOVER 1 BILLION US DOLLARS.
   b) sell its 20% stake in Fuji Heavy-Subaru, 8.7% of which was acquired by Toyota, which gave Subaru the task of producing 100,000 vehicles a year under its name at the Lafayette plant in Indiana.
      The Japanese company could win first place in the rankings by next year. At the very latest, it will have to wait until 2007 or 2008, when the one hundred thousand units produced at Lafayette will be supplemented by

200,000 commercial vehicles assembled at the new plant in San Antonio (Texas), and a further 100,000 when assembly of the "RAV4" begins in Canada.

Rick Wagoner's generosity towards FIAT has resulted in FIAT overtaking General Motors, for the first time, in terms of stock-market capitalization: FIAT, according to the Financial Times, is worth 10.7 billion euro (12.87 billion dollars), while GM is worth 12.67 billion.

THEREFORE, Rick Wagoner has brought GM to the verge of bankruptcy by favoring FIAT.

For this reason, I ask the stockholders' meeting to vote for:

1. the removal of Rick Wagoner without any compensation;
2. the payment of AT LEAST 3 million dollars in damages by Rick Wagoner to GM;
3. an inquiry to establish whether Rick Wagoner received incentives from FIAT for the unjustified and unevaluated gift of 2 MILLION DOLLARS made by GM to FIAT.

With cordial greetings,

MARCO BAVA, Via PACCHIOTTI 95, 10145 TURIN
Tel: +393356600962

Torino 20.12.06

JAN - 2 2007

OFFICE OF SECRETARY
DETROIT

Gm Stockholder Service

LEGAL STAFF

STOCKHOLDER PROPOSAL REGARDING : DEMAND TO RICK WAGONER FOR TO MAKE UP FOR A DAMAGE OF 2 MILION $ MORE INTEREST FROM JANUARY 2006.

REVOLVED:

"That the Board of Directors take the nessary steps so that DEMAND TO RICK WAGONER FOR TO MAKE UP FOR A DAMAGE OF 2 MILION $ MORE INTEREST FROM JANUARY 2006.

REASONS:

In the 2005 RICK WAGONER ACCORDS to FIAT 2 MILION $ FOR TO RESCIND AGREEMENT WITH FIAT, WITHOUT MOTIVATION OR RECKOMING IN AGREEMENT WITH FIAT SPA.

SO FIAT IS RESUSCITES AND GM IS DIED"

SINCERELY.

MARCO BAVA

V.PACCHIOTTI 95 10146 TORINO ITALY

PHONE:+393356600962

Exhibit C

GM

General Motors Corporation
Legal Staff

Facsimile (313) 665-4979
Telephone (313) 665-4927

June 21, 2006

Marco Bava
Via Pacchiotti 95
10145 Torino
Italia

Dear Signor Bava:

On June 9, 2006, General Motors received your letter dated June 1 submitting a number of stockholder proposals for the next Annual Meeting of Stockholders. Since the most recent Annual Meeting was held on June 6, 2006, we assume that you intended to submit the proposals for consideration at the 2007 Annual Meeting.

The beginning of your letter seems to refer to an earlier letter, perhaps dated December 31, 2005, in which you submitted a stockholder proposal. We are not aware that we received that letter, but if it was written in Italian like your June 1 letter we may not have recognized the submission of a stockholder proposal. In any event, the last date for submitting proposals for the proxy materials for the 2006 Annual Meeting was December 30, 2005, as stated on page 3 of the proxy statement for the 2005 Annual Meeting.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership, which is the basis for your eligibility to submit a proposal. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

In addition, Question 3 of Rule 14a-8 (section (c)) states that a stockholder may not submit more than one proposal for a particular stockholders meeting. Your letter appears to submit three separate proposals. Within 14 days of receiving this letter, you must revise your submission to include only one proposal.

Please direct your evidence of stock ownership and revised proposal to me, at the address at the bottom of the first page of this letter(including the mail code—MC482-C23-D24).

Sincerely,

Anne T. Larin
Attorney

Enclosure

Exhibit D



US Home | Information Center | Customer S

Español | Search

Package / Envelope Services | Office / Print Services | Freight Services | Expedited Servi

Ship | Track | Manage My Account | International Tools

Printable Version | Quick Help

Track Shipments

Detailed Results

Tracking number	705326502874	**Reference**	482-A27-C96
Signed for by	.BONOMO	**Destination**	TORINO IT
Ship date	Jun 21, 2006	**Delivered to**	Receptionist/Front Desk
Delivery date	Jun 23, 2006 10:13 AM	**Service type**	Priority Envelope
		Weight	1.0 lbs.
Status	Delivered		

Wrong Address?
Reduce future mistal
FedEx Address Chec

Shipping Freight?
FedEx has LTL, air fi
surface and air expe
multi piece package
and ocean freight.

Date/Time		Activity	Location	Details
Jun 23, 2006	10:13 AM	**Delivered**	TORINO IT	
	9:04 AM	On FedEx vehicle for delivery	SETTIMO TORINESE IT	
	8:04 AM	Delivery exception	SETTIMO TORINESE IT	Package at station, arrived after courier dispatch
	8:03 AM	At local FedEx facility	SETTIMO TORINESE IT	
	2:37 AM	In transit	MALPENSA IT	Package available for clearance
Jun 22, 2006	8:03 PM	Arrived at FedEx location	PARIS FR	
	3:25 AM	Departed FedEx location	MEMPHIS, TN	
Jun 21, 2006	9:07 PM	Left origin	DETROIT, MI	
	4:55 PM	Picked up	DETROIT, MI	
	3:03 PM	Package data transmitted to FedEx		

Signature proof | Email results | Track more shipments

Subscribe to tracking updates (optional)

Your Name: ______ **Your Email Address:** ______

Email address	Language	Exception updates	Delivery updates
	English	☒	☐
	English	☒	☐
	English	☒	☐
	English	☒	☐



Bologna, 13th September 2006

Mr.
BAVA MARCO GEREMIA
Via PACCHIOTTI, 95
10146 TORINO

Certification of possession General Motors (TLX) Shares

As your request, we confirm that from 23th February 2005 up today you have been in possession of the following shares:

- N° 1 GENERAL MOTORS (TLX)

Yours faithfully

UniCredit Banca S.p.A.

Via fed exp

JJC



Exhibit F

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 3, 2007

BY FEDERAL EXPRESS
Marco Bava
Via Pacchiotti 95
10145 Torino
Italia

Dear Signor Bava:

General Motors has received your letter dated 20 December 2006 submitting a stockholder proposal, which I assume is intended to replace the proposals you submitted last summer.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership, which is the basis for your eligibility to submit a proposal. The letter from UniCredit Banca that you included with your proposal does not show that you have continuously held at least $2,000 in market value of GM common stock for at least one year by the date you submitted the proposal.

Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

Please direct your evidence of stock ownership to me, at anne.t.larin@gm.com, fax number 313-665-4979, or the address at the bottom of the first page of this letter (including the mail code—MC482-C23-D24).

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board take the necessary steps to demand Rick Wagoner pay damages of $2 million plus interest from January 2006.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to General Motors' request for documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END